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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*

                           Repeater Technologies, Inc.
                           ---------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   76027U 10 2
                                 --------------
                                 (CUSIP Number)

                                December 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]      Rule 13d-1(b)

               [ ]      Rule 13d-1(c)

               [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 5 Pages

---------------------                                          -----------------
CUSIP NO. 76027U 10 2                 13G                      PAGE 2 OF 5 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
           Say Choon Tan

--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)
           (b)
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           Malaysia
--------------------------------------------------------------------------------
        NUMBER OF         5   SOLE VOTING POWER

         SHARES               1,711,949*
                          ------------------------------------------------------
      BENEFICIALLY        6   SHARED VOTING POWER

        OWNED BY              0
                          ------------------------------------------------------
          EACH            7   SOLE DISPOSITIVE POWER

        REPORTING             1,711,949*
                          ------------------------------------------------------
         PERSON           8   SHARED DISPOSITIVE POWER

          WITH:               0
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,711,949*
--------------------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           Not applicable.
--------------------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.4%
--------------------------------------------------------------------------------
 12        TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------


* Consists of 1,711,949 shares held by Trans Capital SDN BHD, of which Mr. Tan is Chief Executive Officer. Mr. Tan disclaims beneficial ownership of the shares held by Trans Capital SDN BHD, except to the extent of his pecuniary interest therein.



                                Page 2 of 5 pages

---------------------                                          -----------------
CUSIP NO. 76027U 10 2                  13G                     PAGE 3 OF 5 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
           Trans Capital SDN BHD

--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)
           (b)
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           Malaysia
--------------------------------------------------------------------------------
        NUMBER OF         5   SOLE VOTING POWER

         SHARES               1,711,949
                          ------------------------------------------------------
      BENEFICIALLY        6   SHARED VOTING POWER

        OWNED BY              0
                          ------------------------------------------------------
          EACH            7   SOLE DISPOSITIVE POWER

        REPORTING             1,711,949
                          ------------------------------------------------------
         PERSON           8   SHARED DISPOSITIVE POWER

          WITH:               0
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,711,949
--------------------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           Not applicable.
--------------------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.4%
--------------------------------------------------------------------------------
 12        TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------



                                Page 3 of 5 pages

ITEM 1.

           (a)    NAME OF ISSUER:
                  Repeater Technologies, Inc.

           (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  1150 Morse Avenue
                  Sunnyvale, CA 94089

ITEM 2.

           (a)    NAMES OF PERSONS FILING:
                  Say Choon Tan
                  Trans Capital SDN BHD

           (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  The address for each of Say Choon Tan and Trans Capital SDN BHD is:
                  20, Lorong Jelawat 2
                  Seberang Jaya, 13700 Penang, Malaysia

           (c)    CITIZENSHIP OF PERSONS FILING:
                  Malaysia

           (d)    TITLE OF CLASS OF SECURITIES:
                  Common Stock, $0.001 par value

           (e)    CUSIP NUMBER:
                  76027U 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
           Not applicable.

ITEM 4.    OWNERSHIP

           (a)    AMOUNT BENEFICIALLY OWNED:
                  Say Choon Tan is the Chief Executive Officer of Trans Capital SDN BHD, and as such may be deemed to beneficially own the 1,711,949 shares of Common Stock of Repeater Technologies, Inc. directly held by Trans Capital SDN BHD. Mr. Tan disclaims beneficial ownership of the shares held by Trans Capital SDN BHD, except to the extent of his pecuniary interest therein.

           (b)    PERCENT OF CLASS:
                  7.4%

           (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                        Please see Item 5 of pages 2 and 3 of this Schedule 13G.

                  (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                        Please see Item 6 of pages 2 and 3 of this Schedule 13G.

                  (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                        Please see Item 7 of pages 2 and 3 of this Schedule 13G.

                  (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                        Please see Item 8 of pages 2 and 3 of this Schedule 13G.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
           Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           Not applicable.



                               Page 4 of 5 pages

ITEM 9.    NOTICE OF DISSOLUTION OF A GROUP
           Not applicable.

ITEM 10.   CERTIFICATION
           Not applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2001

                                            TRANS CAPITAL SDN BHD

                                            By: /s/  SAY CHOON TAN
                                               ---------------------------------
                                                     Say Choon Tan
                                                     Chief Executive Officer

                                            /s/ SAY CHOON TAN
                                            ------------------------------------
                                                Say Choon Tan



                                Page 5 of 5 pages

                                  EXHIBIT 99.1

                             JOINT FILING STATEMENT

        Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Date: January 30, 2001


                                            TRANS CAPITAL SDN BHD

                                            By: /s/  SAY CHOON TAN
                                               ---------------------------------
                                                     Say Choon Tan
                                                     Chief Executive Officer

                                            /s/ SAY CHOON TAN
                                            ------------------------------------
                                                Say Choon Tan